UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 27, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Republic Airways Holdings Inc.

File No. 000-49697 - CF#31695

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  Republic Airways Holdings Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on October 29, 2014.

  Based on representations by Republic Airways Holdings Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through September 16, 2024
Exhibit 10.2	through January 23, 2023
Exhibit 10.3	through September 16, 2024
Exhibit 10.4	through November 11, 2021

  For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary